

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2014

Stephen J. Sather
Chief Executive Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Blvd., Suite 100
Costa Mesa, CA 92626

> **Re:** **El Pollo Loco Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 25, 2014**
> **CIK No. 0001606366**

Dear Mr. Sather:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to pricing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please revise your prospectus to remove marketing language that is not objectively substantiable such as your descriptive statements regarding "authentic" cooking (pages 1, 2, 5, 57, 58, 61, and 65), "timeless" cooking processes (pages 1 and 57), "passionate about [y]our food" (pages 1, 38, and 57), "friendly" team members (pages 1, 38, 57, and 64), "warm" and "welcoming" (pages 1, 2, 38, 57, 59, and 63), "inviting" (pages 2, 3, 58, 59, and 63), "relaxing" meal (pages 2 and 58), a "unique energy and passion" (pages 3 and 59), "at all times" (pages 3 and 59), "unique" atmosphere and approach (pages 63 and 64), "compelling value proposition" (pages 1 and 57), "compelling" messaging and communication system (pages 4 and 60), "highly differentiated growth restaurant" (pages 1, 38, and 57), "hero" product (page 1, 38, 57, 58 and 65), "theater of [y]our fresh chicken" (page 1, 57, and 65), "artists in pollo" (page 65), "great food" and "great service" (page 3 and elsewhere), and "attractive" day-part mix and economics throughout.

4.   In your response to us please provide us objective bases for statements that you have "high quality" or "higher quality" food or chicken and "healthier" menu, alternatives, offerings (pages 1, 2, 3, 4, 18, 23, 38, 57, 58, 59, 60, and 65), "appeals to consumers across a wide variety of socio-economic backgrounds" (pages 1, 38, and 57), "highly-trained" Grill Masters (pages 2, 3, 58, 59, 63 and 65), "highly trained" internal auditors (pages 3 and 59), "diversified, high quality and healthier menu offering" (pages 1, 38, and 57), "innovative entrees" (pages 1, 38 and 57), "superior service" (pages 3 and 59), "high quality, fresh and flavorful food" (page 58), "best-in-class" (pages 3 and 59), "superior performance" (pages 3 and 59), "finest quality food" (pages 3 and 59), and similar statements made elsewhere.

5.   Please revise to define industry terms such as "day-part mix" and "limited-service restaurants" in the places where first used.

6.   Please refrain from referring to your customers as "guests." We note that "customers" denotes persons who pay for goods or services.

7.   Please confirm that all market data and reports cited in the prospectus other than what are provided by Technomic, Inc. are publicly available or available through subscriptions and were not prepared in contemplation of your securities offering.

8.   Please update the financial statements as necessary to comply with Rule 3-12 of Regulation S-X.

9.   Please provide a currently dated consent of the independent registered public accounting firm upon the filing of your Form S-1 registration statement.

Prospectus Summary, page 1

10. Please clarify in the summary and business sections whether your cooks grill the chicken on open grills behind the cashier counters or at the customers' tables.

Our Company, page 1

It All Starts with Our Chicken, page 1

11. Please delete the disclosure of your "system-wide revenue of $657.6 million" in the third paragraph. It appears there is no substantive justification for aggregating the revenues of company owned and franchised restaurants in this context, as it is not a discussion describing how you derive franchise fees and royalties from your franchisees.

12. Please refer to the last paragraph on page 1. Please remove the statement regarding a "competitive advantage." It appears you do not have a basis for this statement. We note for example your history of net losses.

13. It appears that you are positioned in the "fast casual" or the "fast food" dining segment of the restaurant industry. Please explain your reference to "faster fast casual" or "QSR+" throughout the registration statement by citing to other sources that use this restaurant category and listing other restaurants that fall within this category. In the alternative, revise to state that you are in the "fast food" or "fast casual" dining segment of the restaurant industry.

14. Please clarify what you mean by the phrase "[s]ome say the lengths we go to are crazy." Please also provide to us an objective basis for this statement. Depending on your response, this phrase may also appear to be marketing language that may not be appropriate for a prospectus.

Our Competitive Strengths, page 2

Putting the "loco" in El Pollo Loco, page 2

"Loco-ly" Differentiated Restaurant Concept, page 2

15. Please further explain what makes your ingredients "premium." For instance, do you use only organic vegetables that are all locally sourced and never frozen? In addition, please revise to explain what you mean by "artisanal" tortillas. For example, are the tortillas made entirely by hand in small batches without additives, preservatives or the use of machines?

16. Please revise to explain what you mean by "real food" and "real kitchens" on page 2 and elsewhere or delete these phrases.

Authentic, Fresh-Made "Crazy You Can Taste", page 2

17. We note your disclosure that the "vast majority of [y]our menu items are prepared from scratch and made fresh throughout the day." Please revise to disclose what menu items or percentage of menu items are not made from "scratch."

Developing Industry-Leading AUVs, page 3

18. Please provide to us substantiation for the statements "Industry-Leading AUVs" and "[w]e believe our differentiated QSR+ positioning drives restaurant operating results that are among the highest in the QSR and fast-casual industry segments."

Our Growth Strategy, page 4

This Bird is "En Fuego," page 4

Expand our Restaurant Base, page 4

19. We note that you plan to grow the number of your restaurants. Please state that there is no guarantee that you will be able to increase the number of your restaurants. Please also balance your disclosure here and in the business section as it pertains to your planned growth with the disclosure that appears in the risk factor on page 14. We note that in 2009 you closed 21 restaurants east of the Rockies due to low sales. In addition, based on the table appearing on page 39, the total number of your restaurants decreased from 412 in the beginning of fiscal year 2011 to 401 at the end of fiscal year 2013. Please also revise the statement that you "are in the early stages of [y]our growth story" to delete or state as a belief, as you are not providing a guarantee that future growth will occur.

20. We note your statement you plan to continue to expand your business and drive restaurant sales growth and "profitability." Please balance this statement by explaining here that you have incurred net losses in each of the last seven fiscal years, as noted on page 16.

21. In light of lack of profitability in recent years, please explain your statement that your "franchise program [is] an important tool for expanding the brand that allows [you] to increase [your] restaurant penetration through a low-cost and high-return model."

Summary Consolidated Financial and Other Data, page 9

22. Reference is made to your presentation of Adjusted EBITDA. We consider your disclosure surrounding the reasons why management believes the presentation of Adjusted EBITDA is useful information to investors to be overly general. Simply stating that it is "frequently used by securities analysts, investors and other interested parties to evaluate companies in [y]our industry" is not considered sufficient reason for

presentation of the non-GAAP measure. Please revise to provide more specifically why management believes Adjusted EBITDA is useful to investors regarding the company's financial condition and results of operations or delete the non-GAAP financial measure. Similarly, revise your non-GAAP disclosures on page 41.

23. We refer to your presentation of "restaurant contribution." As this represents a non-GAAP financial measure, please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation of the measure to the most closely related measure presented in accordance with U.S. GAAP.

Risk Factors, page 13

24. It appears that your equity sponsors Trimaran Capital Partners and Freeman Spogli & Co. will continue to own a percentage of outstanding equity interest after the initial public offering. If applicable, please add a risk factor disclosing potential conflict of interest that they may have with your shareholders. While we do not know what this might entail, examples may be whether Trimaran and Freeman Spogli may invest in competing companies, whether there is any agreement stating that conflicts will be resolved in your favor, or whether directors appointed by Trimaran and Freeman Spogli will always have an obligation to present business opportunities first to you.

We are vulnerable to changes in consumer preferences, page 13

25. It appears that you are describing two different risks in this section. Please revise to identify and describe each risk in a separate risk factor.

The challenging economic environment may affect our franchises, page 18

26. Please revise to state where the restaurants were located that were owned by one of your franchisees who filed a petition for relief under Chapter 11.

Risks related to this Offering and Ownership of Our Common Stock, page 24

If the ownership of our common stock continues to be highly concentrated, page 24

27. Please discuss how many directors will Trimaran and Freeman Spogli have a right to appoint to your board of directors.

We are a holding company with no operations, page 25

28. We note from your disclosure on page 25 pursuant to the terms of your senior secured credit facilities both EPL and Intermediate are restricted in making dividend payments to you and that your principal assets are the equity interests in your operating subsidiary, EPL, which own your operating assets. In this regard, to the extent your proportionate

share of restricted net assets of consolidated subsidiaries exceeds 25% of your consolidated net assets you are required to provide (1) footnote disclosure in the consolidated financial statements about the nature and amount of the significant restrictions on the ability of the subsidiaries to transfer funds to you through intercompany loans, advances or cash dividends pursuant to Rule 4-08(e)(3) of Regulation S-X; and (2) condensed parent company financial information and other data in a schedule pursuant to Rule 12-04 of Regulation S-X. Please advise and/or revise to include the information noted above. Refer to SAB Topic 6.K.2

29. We note your disclosure on page 33 that you do not plan to pay dividends in the near future. Please clarify your disclosure in this risk factor regarding your intent "to pay dividends on [your] common stock."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

EBITDA and Adjusted EBITDA, page 41

30. Reference is made to your non-GAAP financial measure, adjusted EBITDA. We note the non-GAAP measure excludes recurring items. In this regard, please expand your disclosures surrounding the non-GAAP measure to include:
    • The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
    • The economic substance behind management's decision to use such a measure;
    • Material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most comparable GAAP financial measure;
    • The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
    • The substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

Results of Operations, page 43

31. We note your current discussion of fluctuations in expenses for the periods presented in your financial statements. In addition to discussing the factors responsible for the changes in the various categories of expenses, please also consider quantifying the factors if more than one factor is attributable to the change such that an investor can discern the relative importance and contribution each factor has on the year over year change.

Critical Accounting Policies and Use of Estimates, page 51

Stock-Based Compensation, page 53

32. We note from your disclosures on page 55 that you utilized a combination of income and market approaches to estimate your aggregate enterprise value. We further note that in determining your valuation of common stock at December 26, 2012, you considered the fair value under both the income and market approaches, with a weighting of 33% each to the discounted cash flow, the guideline public company analysis and the transaction analysis. Under such approaches, you disclose key assumptions and estimates used by management including discount rates, growth rates, non-marketability discount as well as multiples of actual and budgeted EBITDA. In this regard, please revise your stock-based compensation critical accounting estimate to discuss in greater detail the extent to which such estimates used in determining the fair value of your common stock are considered highly complex and subjective. Also, please disclose that such estimates will not be necessary to determine fair value of new awards once the underlying shares begin trading.

33. Please be advised that to the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined, please discuss in detail the significant factors and events contributing to the significant changes in fair value of the underlying stock leading up to the expected IPO. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, *Valuation of Privately- Held-Company Equity Securities Issued As Compensation*.

Business, page 57

34. We note from the last bullet point on page 57 that you present Adjusted EBITDA and refer to the "reconciliation table below." Please revise to either provide the appropriate reconciliation as disclosed or cross reference to the appropriate reconciliation in another part of the document.

Our Competitive Strengths, page 58

35. Please revise to disclose the basis for the statement that your "brand crosses over traditional age, ethnic and income demographics." We also note reference to your "broad appeal" on page 3 and elsewhere.

Our Growth Strategy, page 60

This Bird is "En Fuego," page 60

Expand Our Restaurant Base, page 60

36. Please revise here to disclose your "average restaurant unit volumes and cash-on-cash returns for new company-operated restaurants."

Increase Our Comparable Restaurant Sales, page 60

37. Please revise to describe in quantitative terms the "the continuous increase we see in recruitment from new and lapsed users."

38. Please describe the "My Loco Rewards" program in more detail. In addition, please quantify the "increase in frequency from existing guests" in the last sentence on page 60.

Purchasing and Distribution, page 65

39. Refer to your disclosure about your primary distributor on page 66. If in some cases you use only one supplier for a particular product, please identify the sole-source supplier and the products or components it supplies to you. In addition, please name the two poultry suppliers accounting for approximately 90% of your planned purchases for 2014.

Competition, page 66

40. Please provide us support for your statement that you have a "leading market position in the greater Los Angeles market in share of chicken chain visits." In doing so please also tell us how "chicken chains" are defined and list companies included in this category of restaurants.

Legal Proceedings, page 68

41. Please revise to state the dollar amount of relief sought in the class action filed on or about February 24, 2014.

Executive Compensation, page 74

Elements of Compensation, page 75

Equity Grants, page 75

42. We note that your stock option plans provide for call rights and put rights in certain circumstances. Please tell us and revise the notes to your financial statements to disclose

the nature and terms of these rights, including the circumstances under which the rights may be exercised. Your response and revised disclosure should include how you accounted for such rights in your financial statements. We may have further comment upon receipt of your response.

43. Please reconcile for us the outstanding equity options awards and exercise prices as of December 25, 2013 presented in the table on page 75 with the information provided in the table on page 55, summarizing by grant, the stock options granted since December 26, 2012, and their associated per share prices.

Certain Relationships and Related Party Transactions, page 78

Monitoring and Management Services Agreement, page 79

44. We note in connection with the offering you will incur fees to terminate the management agreements with Trimaran and Freeman Spogli. Please be advised that the termination fee is considered a distribution to owners in contemplation of the IPO. If the termination fee is not already reflected in your latest balance sheet, you are required to present a pro forma balance sheet reflecting the distribution accrual, alongside the historical balance sheet.

45. Furthermore, as it appears that the distribution will be paid out of proceeds of the offering rather than current year's earnings, pro forma per share data should be presented giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Refer to SAB Topic 1.B.3. Please confirm your understanding and revise your financial statements accordingly.

Principal Stockholders, page 80

46. Please revise footnote 2 to the table to disclose the natural persons who have voting and investment control of the shares beneficially owned by Investment funds affiliated with Freeman Spogli & Co.

Common Stock, page 82

47. We note your disclosure that "[a]ll shares of common stock to be outstanding upon completion of this offering will be fully paid and non-assessable." This statement appears to be a legal conclusion that the company is not qualified to make. Please revise to name legal counsel and provide an appropriate consent or advise.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-9

Accounts and Other Receivables, Net, page F-10

48. We note from your disclosure on page F-9 that allowance for doubtful accounts is a
significant estimate, among other estimates, required to be made by management. In this
regard, please disclose your policy for estimating allowance for doubtful accounts and
amount recognized for each period presented. Refer to 5-02(4) of Regulation S-X.

Restaurant and Franchise Revenue, page F-12

49. We note from your disclosure on page 40 that company-operating restaurant revenue
consists of sales of food and beverage in company-operated restaurants net of
promotional allowances. In this regard, please revise the notes to your financial
statements to disclose your accounting policy for recognizing promotional allowances. If
material, disclose the amounts recognized for each period presented.

Gift cards, page F-13

50. We note that you recognize revenue from gift cards when redeemed by the customer.
Please tell us whether you have recognized any unredeemed gift card amounts due to
breakage. If so, please revise to disclose your policy for determining and recognizing gift
card breakage.

6. New Credit Agreements, page F-18

51. We note in conjunction with your 2013 refinancing you recognized a loss from early
extinguishment of debt in the amount of $21.4 million during 2013. In this regard, please
tell us how the guidance in ASC 470-50-40 was considered in determining concluding
the appropriate accounting treatment for the 2013 refinancing was debt extinguishment
rather than a modification.

12. Stock-Based Compensation, page F-22

52. We note from your disclosure that the vesting of your outstanding stock options may be
accelerated upon the occurrence of an initial public offering as deemed appropriate at the
sole discretion of the board. To the extent the board plans to accelerate vesting, please
revise your MD&A to disclose the amount of compensation expense you expect to
recognize at the time of the initial public offering.

15. Related Party Transactions, page F-26

53. We note from page 24 that after the offering, Trimaran and Freeman Spogli will indirectly beneficially own shares sufficient for majority votes over matters requiring stockholder votes. In this regard, please revise your notes to the financial statements to disclose the control relationship or significant influence over your operations that currently exists and that will continue to exist following the completion of the offering. Refer to the disclosure requirements outlined in ASC 850-10-50.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-3

54. We note your disclosure on page F-25 that you have employment agreements with five officers. We also note that you intend to file employment agreements as exhibits to your registration statement for three executive officers. Please tell us whether the additional two agreements were also signed with executive officers.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Richard B. Aftanas, Esq.